03015046

RECEIVED FEB 28 2003 PROCESSING SECTION WASH, D.C. 207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41868 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP Investment Services, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 Twelve Mile Road, Suite 101
(No. and Street)

Farmington Hills (City) MI (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McEvilly 248-489-0101 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

32255 Northwestern Highway, Suite 298, Farmington Hills, MI 48334
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Michael P. McEvilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP Investment Services, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Operations

Title

Sharon C. Heath
Notary Public

SHARON C HEATH
Notary Public, Livingston County, MI
My Commission Expires Aug 6, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TABLE OF CONTENTS**

**FREEDMAN & GOLDBERG**
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

TRI-ATRIA
32255 NORTHWESTERN HIGHWAY, SUITE 298
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

ERIC W. FREEDMAN
MICHAEL GOLDBERG
DAVID C. GRIEP
JULIE A. CHEEK
WILLIAM A. MARSHALL
BROCK A. HULER
FRANK J. ALCINI JR.
AMY S. JACKNOW

## Independent Auditor's Report

Members
GLP Investment Services, LLC

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC, for the years ended December 31, 2002 and 2001 and the related statements of income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of GLP Investment Services, LLC at December 31, 2002 and 2001, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17s-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully,

Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
February 17, 2003

GLP INVESTMENT SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2002 and 2001

ASSETS

| | 2002 | 2001 |
|---|---|---|
| Cash | $ 44,404 | $ 34,064 |
| Receivables from Broker-Dealers and Clearing Organization | 16,677 | 12,939 |
| Prepaid License | 4,593 | 5,010 |
| NASD Membership: | | |
| Owned, (Net of Amortization of $1,870) | 45,380 | 45,380 |
| Office Equipment, at cost, Less Accumulated Depreciation of $791 and $360 | 1,367 | 1,798 |
| Total Assets | $ 112,421 | $ 99,191 |

LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| Liabilities: | | |
| Payables to Commissioned Agents | $ 12,900 | $ 8,850 |
| Accounts payable, accrued expenses and other liabilities | 3,764 | 1,823 |
| Member's Capital | 95,757 | 88,518 |
| Total Liabilities and Members' Capital | $ 112,421 | $ 99,191 |

**See accompanying auditor's report and notes to financial statements.**

For the years ended December 31, 2002 and 2001

| | 2002 | % | 2001 | % |
|---|---|---|---|---|
| Revenues | | | | |
| Commissions | $ 452,615 | 99.8 | $ 442,195 | 99.8 |
| Interest Income | 140 | 0.0 | 733 | 0.2 |
| Other Income | 939 | 0.2 | 150 | 0.0 |
| Total Revenues | 453,694 | 100.0 | 443,078 | 100.0 |
| Expenses | | | | |
| Commissions Paid to Agents | 280,253 | 61.8 | 295,019 | 66.6 |
| Employee Compensation and benefits | 23,863 | 5.3 | 3,914 | 0.9 |
| Guaranteed Payments to Members | 53,943 | 11.9 | 59,536 | 13.4 |
| Professional Fees | 14,464 | 3.2 | 12,428 | 2.8 |
| Licenses | 7,475 | 1.6 | 5,208 | 1.2 |
| Amortization | -0- | 0.0 | 1,181 | 0.3 |
| Depreciation | 432 | 0.1 | 360 | 0.1 |
| Contributions | 500 | 0.1 | 100 | 0.0 |
| Liability Insurance | -0- | 0.0 | 463 | 0.1 |
| Printing and Reproduction | 1,549 | 0.3 | 1,041 | 0.2 |
| Other Expenses | 9,119 | 2.0 | 5,570 | 1.3 |
| Total Expenses | 391,598 | 86.3 | 384,820 | 86.9 |
| Net Income | $ 62,096 | 13.7 | $ 58,258 | 13.1 |

**See accompanying auditor's report and notes to financial statements.**

GLP INVESTMENT SERVICES, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

For the years ended December 31, 2002 and 2001

| | |
|---|---|
| Balance, January 1, 2001 | $ 99,474 |
| Net Income | 58,258 |
| Member Distributions | (69,214) |
| Balance, December 31, 2001 | 88,518 |
| Net Income | 62,096 |
| Member Distributions | (54,857) |
| Balance, December 31, 2002 | $ 95,757 |

**See accompanying auditor's report and notes to financial statements.**

GLP INVESTMENT SERVICES, LLC
STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income | $ 62,096 | $ 58,258 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Amortization | -0- | 1,181 |
| Depreciation | 432 | 360 |
| Increase in Commissions Receivable | (3,739) | (761) |
| (Decrease) Increase in Prepaid Licenses | 417 | (470) |
| Increase in Accounts Payable | 272 | 700 |
| Increase in SBT Payable | 1,980 | -0- |
| Increase (Decrease) in Accrued Payroll Taxes | (479) | 1,123 |
| Increase in Accrued Wages | 168 | -0- |
| Increase (Decrease) in Commissions Payable to Agents | 4,050 | (447) |
| Net Cash Provided by Operating Activities | 65,197 | 59,944 |
| Cash Flows from Investing Activities | | |
| Purchase of Equipment | -0- | (2,158) |
| Net Cash Used by Investing Activities | -0- | (2,158) |
| Cash Flows from Financing Activities | | |
| Distribution to Members | (54,857) | (69,214) |
| Net Cash Used by Financing Activities | (54,857) | (69,214) |
| Net Decrease in Cash | 10,340 | (11,428) |
| Cash, Beginning of Period | 34,064 | 45,492 |
| Balance, End of Period | $ 44,404 | $ 34,064 |

Supplemental Disclosure of Cash Flow Information:

| | 2002 | 2001 |
|---|---|---|
| Cash Received During the Year for: | | |
| Interest | $ 140 | $ 733 |

See accompanying auditor's report and notes to financial statements.

**Note A. Nature of Business and Significant Accounting Policies**

1. GLP Investment Services, LLC (the Company), is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. Commissions are recorded on a trade-date basis as securities transactions occur.

2. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

3. Income or loss of the Company is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

4. For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of six months or less to be cash equivalents. The beginning cash balance on the statement of cash flows is consistent with this treatment.

5. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates primarily relate to the collectibility of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

6. The NASD membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2002. The NASD membership was being amortized over a period of forty years.

   In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS 142). This statement establishes new accounting and reporting standards for goodwill and other intangibles where as intangible assets with indefinite lives will no longer be amortized but rather will be tested annually for impairment. The Company adopted SFAS 142 on January 1, 2002. (See Note C)

7. The company recognizes revenue commissions on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

8. Office equipment is carried at cost. Office equipment as presented on the balance sheet is depreciated over the estimated life using the straight-line, declining balance or other statutory method which is designed to amortize the cost of assets in a manner most beneficial to the Corporation while approximating their estimated useful lives. Total depreciation expense for the years ended December 31, 2002 and 2001 was $432 and $360, respectively.

**Note B. Receivables From and Payable to Broker-Dealers and Clearing Organizations**

Accounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Fees and Commissions Receivable | $16,677 | $12,939 |
| Fees and Commissions Payable | $12,900 | $ 8,850 |

**Note C. Adoption of SFAS 142**

In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, the Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2002. A reconciliation of reported net income for 2002 and 2001 to the net income that would have been reported had the provisions of SFAS 142 been applied to all periods presented in as follows:

| | 2002 | 2001 |
|---|---|---|
| Reported Net Income | $ 62,096 | $ 58,258 |
| NASD Membership Amortization | -0- | 1,181 |
| Adjusted Net Income | $ 62,096 | $ 59,439 |

**Note D. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2002 and 2001, the Company had net capital of approximately $95,757 and $88,518, respectively, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to capital at December 31, 2002 and 2001 was .38 to 1 and .28 to 1, respectively.

**Note E. Related Party Transactions**

Companies related through common ownership and management provide office support and other services to the Company. Pursuant to the lease agreement signed with a related company, GLP Investment Services, LLC will use all office equipment, telephone system, and other expenses such as office supplies, postage, delivery, messenger, marketing and travel free of charge. The agreement also states that at no future date will GLP Investment Services, LLC be responsible for the payment of or reimbursement for these expenses.

# GLP INVESTMENT SERVICES, LLC
## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

For the year ended December 31, 2002

SCHEDULE 1

| | | |
|---|---|---|
| Aggregate Indebtedness | | $ 16,664 |
| Net Capital | | $ 95,757 |
| Deductions | | |
| NASD Membership | $ (45,380) | |
| Prepaid License | (4,593) | |
| Office Equipment, net | (1,367) | (51,340) |
| Net Capital | | 44,417 |
| Minimum Required Net Capital | | 5,000 |
| Capital in Excess of Minimum Requirement | | $ 39,417 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.38 to 1 |

**See accompanying auditor's report and notes to financial statements.**

**FREEDMAN & GOLDBERG**
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

TRI-ATRIA
32255 NORTHWESTERN HIGHWAY, SUITE 298
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

ERIC W. FREEDMAN
MICHAEL GOLDBERG
DAVID C. GRIEP
JULIE A. CHEEK
WILLIAM A. MARSHALL
BROCK A. HULER
FRANK J. ALCINI JR.
AMY S. JACKNOW

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Members
GLP Investment Services, LLC

In planning and performing our audit of the financial statements of GLP Investment Services, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(3).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freedman & Goldberg, CPA's, PC
Certified Public Accountants

Farmington Hills, Michigan
February 17, 2003